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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (AMENDMENT No.1)

                                 --------------

                               Indigo Aviation AB

                                (Name of Issuer)

                                 --------------

      AerFi Group plc; AerFi Sverige AB; AB Axel Granlund; Volito AB; K.A. Granlund; Braathen Lease and Aviation Know How A/S; Quequoin Holdings
         Ltd; Industrifinans SMBII ASA; John Evans; Evans Mega I Limited Partnership; Alligator Investments Ltd; Pallium Investments Ltd; Braganza
   A/S; The Evans Family 1998 Irrevocable Trust; Bradley Winograd; The Bradley M Winograd 1999 Irrevocable Trust; Beamer Enterprises Limited Partnership;
                          David Neeleman; Arne Wennberg

                      (Name of Person(s) Filing Statement)

                                 --------------

        American Depositary Shares each representing one Ordinary Share,
                             SEK 3.14 Nominal Value
                         (Title of Class of Securities)
                                 --------------

                                    45567P104
                      (CUSIP Number of Class of Securities)
                                 --------------


        Rose Hynes, Esquire                         Sven Holmgren
          General Counsel               Vice President and Corporate Counsel
          AerFi Group plc                        Indigo Aviation AB
           Aviation House                       Sodra Forstadsgatan 4
          Shannon, Ireland                         S-211 43 Malmo
         011-353-61-360-000                            Sweden
                                                 011-46-40-660-3001


   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                                 --------------

                                 With Copies to:

       Thomas J. Reid, Esquire               Kenneth C. Hoffman, Esquire
        Davis Polk & Wardwell                  Greenberg Traurig, P.A.
         1 Frederick's Place                    1221 Brickell Avenue
           London EC2R 8AB                      Miami, Florida 33131
               England                             (305) 579-0500
         011-44-171-418-1300

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                            CALCULATION OF FILING FEE
================================================================================
          Transaction Valuation*                  Amount of Filing Fee**
               $40,023,360                               $8,004.67
================================================================================
* Calculated by multiplying $13.00, the per share tender offer price, by 3,078,720, which represents (i) the number of ordinary shares outstanding on November 11, 1999 (ii) minus the ordinary shares exchanged by certain shareholders pursuant to a separate share exchange agreement with AerFi Group plc (iii) minus the ordinary shares sold by certain shareholders pursuant to a separate share purchase agreement with AerFi Sverige AB.
**  Calculated as 1/50 of 1% of the transaction value.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount previously paid        $8,004.67
Form or registration no.:     Schedule 14D-1
Filing party:  AerFi Group plc, AerFi Sverige AB
Date filed: November 17, 1999
================================================================================

                                  INTRODUCTION

     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by (i) AerFi Group plc or AerFi, an Irish limited liability company, (ii) AerFi Sverige AB or AerFi Sverige, a Swedish corporation and an indirect, wholly-owned subsidiary of AerFi, (iii) Indigo Aviation AB or Indigo, a Swedish limited liability company, (iv) AB Axel Granlund, a Swedish limited liability company, (v) Volito AB, a Swedish limited liability company, (vi) K.A. Granlund, a director of Indigo, (vii) Braathen Lease and Aviation Know How A/S, a Norwegian limited liability company, (vii) Quequoin Holdings Ltd, a Channel Islands limited liability company, (viii) Industrifinans SMB II ASA, a Norwegian limited liability company, (iv) John Evans, a director of Indigo, (x) Evans Mega I Limited Partnership, a U.S. limited partnership, (xi) Alligator Investments Ltd, a Channel Islands limited liability company, (xii) Pallium Investments Ltd, a Channel Islands limited liability company, (xiii) Braganza A/S a Norwegian limited liability company, (xiv) The Evans Family 1998 Irrevocable Trust, a U.S. trust, (xv) Bradley Winograd, a director of Indigo, (xvi) The Bradley M Winograd 1999 Irrevocable Trust, a U.S. trust, (xvii) Beamer Enterprises Limited partnership, a U.S. limited partnership, (xviii) David Neeleman, a director of Indigo and (xix) Arne Wennberg, a shareholder of Indigo, and it amends and supplements the Schedule 13E-3 filed on November 17, 1999, by (i) AerFi, (ii) AerFi Sverige and (iii) Indigo pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by AerFi Sverige for any and all issued and outstanding ordinary shares nominal value SEK 3.14 per share and (without duplication) the American depositary shares each representing one ordinary share, of Indigo Aviation AB upon the terms and subject to the conditions set forth in the offer to purchase dated November 17, 1999 and the related letter of transmittal (which together constitute the offer).

Item 2.   Identity and Background

     Item 2. is hereby amended and supplemented as follows:

     (a)-(d) and (g) This Statement is filed jointly by Indigo, AerFi, AerFi Sverige, AB Axel Granlund, Volito AB, K.A. Granlund, Braathen Lease and Aviation Know How A/S, Quequoin Holdings Ltd, Industrifinans SMB II ASA, John Evans, Evans Mega I Limited Partnership, Alligator Investments Ltd, Pallium Investments Ltd, Braganza A/S, The Evans Family 1998 Irrevocable Trust, Bradley Winograd, The Bradley M Winograd 1999 Irrevocable Trust, Beamer Enterprises Limited Partnership, David Neeleman, and Arne Wennberg.



     Filing Person                         Place of Organization        Principal             Address of Principal
                                                                        Business                Executive Office
     AB Axel Granlund                      Sweden                       Holding Company       Sodra Forstadsgatan 4

                                                                                              SE-211 43 Malmo,

                                                                                              Sweden

     Volito AB                             Sweden                       Holding Company       Sodra Forstadsgatan 4

                                                                                              SE-211 43 Malmo,

                                                                                              Sweden

     Braathen Lease and Aviation Know      Norway                       Holding Company       Postboks 1551 Vika
How A/S
                                                                                              N-0117 Oslo

                                                                                              Norway

     Quequoin Holdings Ltd                 Jersey-Channel Islands       Holding Company       46-50 Kensington Place

                                                                                              St. Helier, Jersey

                                                                                              Channel Islands

     Industrifinans SMB II ASA             Norway                       Holding Company       Postboks 1626 Vika

                                                                                              Stortingsgaten 14, 5V

                                                                                              N-0119 Oslo

                                                                                              Norway

     Evans Mega I Limited Partnership      U.S.A.                       Holding Company       c/o John Evans

                                                                                              28 Isla Bahia Drive

                                                                                              Fort Lauderdale,

                                                                                              Florida  33316

                                                                                              U.S.A.


                                        3



     Filing Person                         Place of Organization        Principal             Address of Principal
                                                                        Business                Executive Office

     Alligator Investments Ltd             Jersey-Channel Islands       Holding Company       P.O. Box 72

                                                                                              44 Esplanade

                                                                                              St. Helier, Jersey JE4 8PN

                                                                                              Channel Islands

     Pallium Investments Ltd               Jersey-Channel Islands       Holding Company       P.O. Box 72

                                                                                              44 Esplanade

                                                                                              St. Helier, Jersey JE4 8PN

                                                                                              Channel Islands

     Braganza AS                           Norway                       Holding Company       Postboks 1551 Vika

                                                                                              N-0117 Oslo

                                                                                              Norway

     The Evans Family 1998 Irrevocable     U.S.A.                       Holding Company       c/o Judy Evans
Trust
                                                                                              28 Isla Bahia Drive

                                                                                              Fort Lauderdale

                                                                                              Florida 33316

                                                                                              U.S.A.

     The Bradley M Winograd 1999           U.S.A.                       Holding Company       c/o Bradley Winograd
Irrevocable Trust
                                                                                              1 Las Olas Circle, #417

                                                                                              Fort Lauderdale

                                                                                              Florida 33316

                                                                                              U.S.A.

     Beamer Enterprises Limited            U.S.A.                       Holding Company       c/o Bradley Winograd
Partnership
                                                                                              1 Las Olas Circle, #417

                                                                                              Fort Lauderdale

                                                                                              Florida 33316

                                                                                              U.S.A.



     (e) and (f) To the best knowledge of AB Axel Granlund, Volito AB, K.A. Granlund, Braathen Lease and Aviation Know How A/S, Quequoin Holdings Ltd, Industrifinans SMB II ASA, Evans Mega I Limited Partnership, Alligator Investments Ltd, Pallium Investments Ltd, Braganza A/S, The Evans Family 1998 Irrevocable Trust, The Bradley M Winograd 1999 Irrevocable Trust and Beamer Enterprises Limited Partnership, during the last five years, neither AB Axel Granlund, Volito AB, K.A. Granlund, Braathen Lease and Aviation Know How A/S, Quequoin Holdings Ltd, Industrifinans SMB II ASA, Evans Mega I Limited Partnership, Alligator Investments Ltd, Pallium Investments Ltd,

Braganza A/S, The Evans Family 1998 Irrevocable Trust, The Bradley M Winograd 1999 Irrevocable Trust and Beamer Enterprises Limited Partnership, nor any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1999


                                   AERFI GROUP PLC


                                   By: /s/ Patrick Blaney
                                       -----------------------------------------
                                       Name:  Patrick Blaney
                                       Title: Chief Executive Officer





                                   AERFI SVERIGE AB


                                   By: /s/ John Redmond
                                       -----------------------------------------
                                       Name:  John Redmond
                                       Title: Director






                                   INDIGO AVIATION AB


                                   By: /s/ Bradley M. Winograd
                                       -----------------------------------------
                                       Name:  Bradley M. Winograd
                                       Title: Executive Vice President and
                                              Chief Financial Officer


                                   AB Axel Granlund


                                   By: /s/ K.A. Granlund
                                       -----------------------------------------
                                       Name:  K.A. Granlund
                                       Title: Chairman of the Board of Directors



                                   Volito AB


                                   By: /s/ K.A. Granlund
                                       -----------------------------------------
                                       Name:  K.A. Granlund
                                       Title: Chairman of the Board of Directors

                                   K.A. Granlund

                                       /s/ K.A. Granlund
                                       -----------------------------------------
                                       Name: K.A. Granlund



                                   Braathen Lease and Aviation Know How A/S


                                   By: /s/ Per G. Braathen  /s/ Geir Stormorken
                                       -----------------------------------------
                                       Name: Per G. Braathen    Geir Stormorken
                                       Title: Chairman



                                   Quequoin Holdings Ltd


                                   By: /s/ Sven-Erik Nilsson
                                       -----------------------------------------
                                       Name:  Sven-Erik Nilsson
                                       Title: Member of the Board



                                   Industrifinans SMB II ASA


                                   By: /s/ J.D. Haugse          R. Midtgaard
                                       -----------------------------------------
                                       Name:  J.D. Haugse       R. Midtgaard
                                       Title: Board Member      Man. Director




                                       John Evans

                                       /s/ John Evans
                                       -----------------------------------------
                                       Name: John Evans



                                       Evans Mega I Limited Partnership
                                       By: Evans Level I Corporation,
                                           as General Partner


                                       By: /s/John Evans
                                           -------------------------------------
                                           Name:  John Evans
                                           Title: President

                                   Alligator Investments Ltd


                                   By: /s/ Goran Miorner
                                       -----------------------------------------
                                       Name:  Goran Miorner
                                       Title: Director




                                   Pallium Investments Ltd


                                   By: /s/ Goran Miorner
                                       -----------------------------------------
                                       Name:  Goran Miorner
                                       Title: Director



                                   Braganza A/S



                                   By: /s/ Per G. Braathen   /s/ Geir Stormorken
                                       -----------------------------------------
                                       Name:  Per G. Braathen    Geir Stormorken
                                       Title: Chairman




                                   The Evans Family 1998 Irrevocable Trust
                                   U/A/D 4/7/1998


                                   By: /s/ Judy Evans
                                       -----------------------------------------
                                       Name:  Judy Evans
                                       Title: General Trustee



                                   By: /s/ Douglas J. Blattmachr
                                       -----------------------------------------
                                       Name:  Douglas J. Blattmachr
                                              (Trust Officer)
                                       Title: Alaska Trust Company,
                                              Administrative Trustee



                                   Bradley Winograd


                                       /s/ Bradley Winograd
                                       -----------------------------------------
                                       Name: Bradley Winograd

                                   The Bradley M Winograd 1999 Irrevocable Trust U/A/D 11/8/99


                                   By: /s/ Judy Evans
                                       -----------------------------------------
                                       Name:  Judy Evans
                                       Title: General Trustee


                                   By: /s/ Douglas J. Blattmachr
                                       -----------------------------------------
                                       Name:  Douglas J. Blattmachr
                                              (Trust Officer)
                                       Title: Alaska Trust Company,
                                              Administrative Trustee



                                   Beamer Enterprises Limited Partnership
                                   By: Beamer Investments Corporation,
                                       as General Partner

                                   By: /s/ Bradley M. Winograd
                                       -----------------------------------------
                                       Name:  Bradley M. Winograd
                                       Title: President



                                   David Neeleman

                                       /s/ David Neeleman
                                       -----------------------------------------
                                       Name: David Neeleman



                                   Arne Wennberg

                                       /s/ Arne Wennberg
                                       -----------------------------------------
                                       Name: Arne Wennberg